                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE TO/ A
                                (RULE 14d-100)
           Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                    Of The Securities Exchange Act of 1934
                               (Amendment No.3)

                               PJ America, Inc.
                      (Name of Subject Company (Issuer))

                             PJ Acquisition Corp.
                              Richard F. Sherman
                              Douglas S. Stephens
                             Michael M. Fleishman
    Martin T. Hart, individually and on behalf of H Investment Company LLP
                                Frank O. Keener
                              Stephen P. Langford
                              Michael J. Grisanti
                               Jack A. Laughery
Merida L. Sherman, individually and as co-Trustee of the Merida L. Sherman Trust
 u/a dated 9/1/96 and as co-Trustee of the Nicholas H. Sherman Trust u/a dated
                                    9/1/96
 Nicholas H. Sherman, individually and as co-Trustee of the Merida L. Sherman Trust u/a dated 9/1/96 and as co-Trustee of the Nicholas H. Sherman Trust u/a
                                 dated 9/1/96
                               PJ America, Inc.
                      (Name of Filing Persons (Offerors))

                    Common Stock, Par Value $.01 Per Share
                        (Title of Class of Securities)

                                   72585Q10
                                (CUSIP Number)

                              Douglas S. Stephens
                             PJ Acquisition Corp.
                              2300 Resource Drive
                             Birmingham, AL 35242
                                (205) 981-2830
                (Name, Address and Telephone Numbers of Person
 Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                With a Copy to:
                             Ivan M. Diamond, Esq.
                        Greenebaum Doll & McDonald pllc
                           3300 National City Tower
                             Louisville, KY  40202
                                (502) 587-3534

                           CALCULATION OF FILING FEE
_ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _

          Transaction Valuation*                   Amount of Filing Fee**

               $22,600,120                                 $4,520

_ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _

*Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of 2,582,859 shares of Common Stock, par value $.01 per share (the "Shares") of PJ America, Inc., at a purchase price of $8.75 per Share net in cash. Such number of Shares represents the 4,323,648 Shares outstanding as of June 30, 2001, less the 1,740,789 Shares owned by the Investor Group.
** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

   [X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:$4,520          Filing Party: PJ Acquisition Corp.
Form or Registration No.: 5-49835          Date Filed: July 20, 2001

  [_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

          Check the appropriate boxes below to designate any transactions to which the statement relates:

          [X]  third-party tender offer subject to Rule 14d-1.
          [_]  issuer tender offer subject to Rule 13e-4.
          [X]  going-private transaction subject to Rule 13e-3.
          [X]  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

                                   Page -2-

CUSIP NO. 72585Q10
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON'S I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
 1

      Richard F. Sherman
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      N/A
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          50,000 SHARES
             -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             205,000/1/
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          50,000 SHARES
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          205,000/1/
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      255,000/2/ (may be deemed to beneficially own all shares beneficially owned by each member of the group or 1,740,789 shares)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                            [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.9% (may be deemed to beneficially own all shares beneficially owned by each member of the group, or 40.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

/1/ Includes 100,000 shares held by the Merida L. Sherman Trust u/a dated 9/1/96 and 100,000 shares held by the Nicholas H. Sherman Trust u/a dated 9/1/96 and 5,000 held directly by Nicholas H. Sherman Merida and Nicholas Sherman are the adult children of Richard Sherman.

/2/ Excludes options to purchase 38,000 shares presently exercisable or exercisable within 60 days of the date hereof, because such options will terminate unexercised upon the merger of PJ America, Inc. and PJ Acquisition Corp.

CUSIP NO. 72585Q10
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON'S I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
 1
      61-6264185

 Merida L. Sherman, individually and as co-Trustee of the Merida L. Sherman Trust u/a dated 9/1/96 and as co-Trustee of the Nicholas H. Sherman Trust u/a dated 9/1/96
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      N/A
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             200,000 SHARES
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          200,000 SHARES
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      200,000 (may be deemed to beneficially own all shares beneficially owned by each member of the group or 1,740,789 shares)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.6% (may be deemed to beneficially own all shares beneficially owned by each member of the group, or 40.3%)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

CUSIP No. 72585Q10
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) 61-6264188

      Nicholas H. Sherman, individually and as co-Trustee of the Merida L. Sherman Trust u/a dated 9/1/96 and as co-Trustee of the Nicholas H. Sherman Trust u/a dated 9/1/96
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          5,000 shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             200,000 shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          5,000 shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          200,000 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      205,000 (may be deemed to beneficially own all shares beneficially owned by each member of the group or 1,740,789 shares)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions) [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      4.7%
13
      (may be deemed to beneficially own all shares beneficially owned by each member of the group, or 40.3%)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

CUSIP NO.    72585Q10
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Douglas S. Stephens
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          242,464 shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          242,464 shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      242,464/3/ (may be deemed to beneficially own all shares beneficially owned by each member of the group, or 1,740,789 shares)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  5.6%
13
      (may be deemed to beneficially own all shares beneficially owned by each member of the group, or 40.3%)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

-------------------

/3/ Excludes options to purchase 111,434 shares presently exercisable or exercisable within 60 days of the date hereof because such options will terminate unexercised upon the merger of PJ America, Inc. and PJ Acquisition Corp.

CUSIP No. 72585Q10
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Stephen P. Langford
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          207,164 shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             N/A
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          207,164 shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          N/A
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      207,164/4/ (may be deemed to beneficially own all shares beneficially owned by each member of the group or 1,740,789 shares)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions) [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     4.8%
13
      (may be deemed to beneficially own all shares owned by each member of the group, or 40.3%)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------


_______________

/4/ Excludes options to purchase 18,000 shares presently exercisable or exercisable within 60 days of the date hereof because such options will terminate unexercised upon the merger of PJ America, Inc. and PJ Acquisition Corp.

CUSIP NO. 72585Q10
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON'S I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
 1    (entities only)

      Martin T. Hart, individually and on behalf of H Investment Company LLP
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      N/A
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e )

 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          125,000/5/
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             N/A
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          125,000/5/
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          N/A
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      125,000/6/ (may be deemed to beneficially own all shares beneficially owned by each member of the group or 1,740,789 shares)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      2.9% (may be deemed to beneficially own all shares beneficially owned by each member of the group or 40.3%)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

_________________

/5/ Includes 100,000 shares held by H Investment Company LLP.

/6/ Excludes options to purchase 18,000 shares presently exercisable or exercisable within 60 days of the date hereof because such options will terminate unexercised upon the merger of PJ America, Inc. and PJ Acquisition Corp.

                                   Page -8-

CUSIP NO. 72585Q10
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON'S I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
 1    (entities only)

      Michael J. Grisanti
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      N/A
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          168,063/7/
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             N/A
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          168,063/7/
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          N/A
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      168,063/7/ (may be deemed to beneficially own all shares beneficially owned by each member of the group or 1,740,789 shares)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)      [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      3.9% (may be deemed to beneficially own all shares beneficially owned by each member of the group, or 40.3%)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------


________________

/7/ Includes 37,747 shares held by the Grisanti Family Partnership of which Mr. Grisanti is general partner and 3,656 shares held by the Grisanti Family Trust.

                                   Page -9-

CUSIP NO. 72585Q10
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON'S I.R.S. IDENTIFICATION NOS. OF ABOVE
 1    PERSONS (entities only)

      Jack A. Laughery
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      N/A
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          210,290/8/
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             3,775/9/
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          210,290/8/
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          3,775/9/
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      214,065/10/ (may be deemed to beneficially own all shares beneficially owned by each member of the group or 1,740,789 shares)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)                                            [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.9% (may be deemed to beneficially own all shares beneficially owned by each member of the group, or 40.3%)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

______________

/8/ Includes 235 shares held by Mr. Laughery as custodian for his minor grandchildren

/9/ Includes 2,800 Shares held by Mr. Laughery's wife and 975 shares held in trust for Mr. Laughery's minor grandchildren with his wife as trustee.

/10/ Excludes 3,300 shares held by the Laughery Foundation which will be tendered in the offer.

                                   Page -10-

CUSIP NO.72585Q10
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON'S I.R.S. IDENTIFICATION NOS. OF ABOVE
 1    PERSONS (entities only)

      Frank O. Keener
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      N/A
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          324,603 shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             N/A
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          324,603 shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          N/A
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      324,603/11/ (may be deemed to beneficially own all shares beneficially owned by each member of the group or 1,740,789 shares)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)                                            [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.5%

      (may be deemed to beneficially own all shares beneficially owned by each member of the group, or 40.3%)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

______________

/11/ Excludes an option to purchase 18,000 shares presently exercisable or exercisable within 60 days of the date hereof because such options will terminate unexercised upon the merger of PJ America, Inc. and PJ Acquisition Corp.

                                   Page -11-

CUSIP NO. 72585Q10
          --------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON'S I.R.S. IDENTIFICATION NOS. OF ABOVE
 1    PERSONS (entities only)

      Michael M. Fleishman
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      N/A
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          188,430 shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY              16,000 /12/
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          188,430 shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          16,000/12/
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      204,430/13/ (may be deemed to beneficially own all shares beneficially owned by each member of the group or 1,740,789 shares)
------------------------------------------------------------------------------

      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions) [_]

-------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.7% (may be deemed to beneficially own all shares (beneficially owned by each member of the group, or 40.3%)
-------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
-------------------------------------------------------------------------------

_____________________

/12/ Includes 13,000 shares held by Mr. Fleishman's wife and 3,000 shares by Mr. Fleishman's wife as custodian for their minor child.

/13/ Excludes options to purchase 38,000 shares presently exercisable or exercisable within 60 days of the date hereof because such options will terminate unexercised upon the merger of PJ America, Inc. and PJ Acquisition Corp.

                                   Page -12-

CUSIP NO. 72585Q10
          --------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON'S I.R.S. IDENTIFICATION NOS. OF ABOVE
 1    PERSONS (entities only)

      PJ Acquisition Corp. 31-1767-228
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      BK
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,740,789
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,740,789
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,740,789 (May be deemed to beneficially own all shares beneficially owned by each member of the group.)
------------------------------------------------------------------------------

      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions) [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      40.3% (May be deemed to beneficially own all shares (beneficially owned by each member of the group.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
------------------------------------------------------------------------------

                                   Page -13-

     This Amendment No.3 amends and supplements the Tender Offer Statement and
Schedule 13E-3 Transaction Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission on July 20, 2001, as amended on August 9, 2001 and August 20, 2001, by PJ Acquisition Corp., a Delaware corporation (the "Purchaser"), an entity formed by certain officers, directors and significant stockholders (the "Investor Group") of PJ America, Inc., a Delaware corporation ("PJAM") for the purpose of making this Offer, the Investor Group and PJAM. The members of the Investor Group are (i) Richard F. Sherman,
(ii) Douglas S. Stephens; (iii) Michael M. Fleishman, (iv) Martin T. Hart, individually and on behalf of H Investment Company, LLP; (v) Frank O. Keener;
(vi) Stephen P. Langford; (vii) Michael J. Grisanti; (viii) Jack A. Laughery;
(ix) Merida L. Sherman, individually and as co-Trustee of the Merida L. Sherman Trust under an agreement dated 9/1/96 and as co-Trustee of the Nicholas H. Sherman Trust under an agreement dated 9/1/96; and (x) Nicholas H. Sherman, individually and as co-Trustee of the Merida L. Sherman Trust under an agreement dated 9/1/96 and as co-Trustee of the Nicholas H. Sherman Trust under an agreement dated 9/1/96. This statement also amends the Schedule 13D filed by the Purchaser and the Investor Group on April 2, 2001, as amended on July 3, 2001, July 24, 2001, August 9, 2001 and August 20, 2001. This Amendment No. 3 to the Schedule TO relates to the Offer by the Purchaser, the Investor Group and PJAM to purchase all outstanding shares of Common Stock, par value $.01 per share, (the "Shares") of PJAM at $8.75 per Share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 20, 2001 (the "Offer to Purchase"), as amended, and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits
(a)(1) and (a)(2) respectively (which together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Schedule TO.

Item 11. Additional Information.

     On August 21, 2001 the Purchaser and Bank One Kentucky, NA entered into a loan agreement on the terms set forth in the previously disclosed commitment letter.

Item 12. Exhibits. Item 12 of the Schedule TO is hereby amended by adding thereto the following:

(b)(4) Loan Agreement, dated August 21, 2001, between the Purchaser and Bank One Kentucky, NA.

                                   Page -14-

                                   SIGNATURES

     After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


/s/ Richard F. Sherman                               /s/ Douglas S. Stephens
----------------------------------------------       -----------------------------------------
Richard F. Sherman                                   Douglas S. Stephens

/s/ Stephen P. Langford                              /s/ Martin T. Hart
----------------------------------------------       -----------------------------------------
Stephen P. Langford                                  Martin T. Hart

/s/ Michael J. Grisanti                              /s/ Jack A. Laughery
----------------------------------------------       -----------------------------------------
Michael J. Grisanti                                  Jack A. Laughery

/s/ Frank O. Keener                                  /s/ Michael M. Fleishman
----------------------------------------------       -----------------------------------------
Frank O. Keener                                      Michael M. Fleishman

/s/ Merida L. Sherman                                /s/ Nicholas H. Sherman
----------------------------------------------      ------------------------------------------
Merida L. Sherman, individually and as              Nicholas H. Sherman, individually and as
co-Trustee of the  Merida L. Sherman Trust          co-Trustee of the  Merida L. Sherman Trust
u/a dated 9/1/96 and as co-Trustee of the           u/a dated 9/1/96 and as co-Trustee of the
Nicholas H. Sherman Trust u/a dated 9/1/96          Nicholas H. Sherman Trust u/a dated 9/1/96


PJ Acquisition Corp.                         H Investment Company llp

By: /s/ Douglas S. Stephens                  By: Martin T. Hart, General Partner
    -----------------------
Name: Douglas S. Stephens
Title: President and CEO                            By: /s/ Martin T. Hart
                                                        ------------------
                                                    Title: General Partner

PJ America, Inc.

By: D. Ross Davison
Name: D. Ross Davison
Title: Vice President of Administration,
Chief Financial Officer and Treasurer

Dated: August 21, 2001.



                                   Page -15-